UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-118591

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

Exhibits - Pages 15 and 16

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) as of September 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended September 30, 2006 and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
February 5, 2007

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	September 30,	
	2006	2005
Assets		
Assets in Trust:		
Cash, pending investment	$ 4,626,044	3,861,141
Emerson Electric Co. common stock	387,893,223	338,429,978
Mutual funds	509,942,788	418,817,079
Separately managed accounts	71,964,802	41,328,714
Participant loans	27,594,255	25,690,318
Interest in Master Trust (Note 7)	772,239,940	734,973,206
Total investments	1,774,261,052	1,563,100,436
Receivables:		
Employer contributions, net of forfeitures of $200,285 and $74,530 in 2006 and 2005, respectively	382,876	509,756
Participant contributions	2,148,016	2,011,919
Total receivables	2,530,892	2,521,675
Total assets	1,776,791,944	1,565,622,111
Liabilities		
Other payables	-	-
Net assets available for benefits	$ 1,776,791,944	1,565,622,111

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended September 30,	
	2006	2005
Master Trust investment appreciation (Note 7)	$ 51,186,659	52,887,498
Emerson Electric Co. common stock realized gains	23,671,058	13,773,913
Other investment realized gains	12,981,659	12,363,619
Unrealized appreciation	44,677,284	73,372,530
Dividends	31,726,033	14,626,089
Transfers from other plans	34,144,377	111,841,605
Participant contributions	97,739,877	85,848,972
Rollover contributions	6,797,465	18,726,819
Employer contributions, net of forfeitures of $428,649 and $310,235 in 2006 and 2005, respectively	26,694,686	24,147,177
Benefits paid to participants	(118,449,265)	(94,265,268)
Net increase	211,169,833	313,322,954
Net assets available for benefits:		
Beginning of year	1,565,622,111	1,252,299,157
End of year	$ 1,776,791,944	1,565,622,111

See accompanying Notes to Financial Statements.

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a division or subsidiary of Emerson Electric Co. (the Company) which has been designated by the Company to have its employees participate in the Plan is eligible to participate. An eligible employee may elect to participate on the first day of full employment with the Company. At September 30, 2006, there were 25,632 employees participating in the Plan.

Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on a pre-tax and/or after-tax basis, as the participant may elect. Contributions are subject to certain limitations.

Eligible participants may receive matching contributions equal to a percentage of a portion of each participant's contribution. Matching contributions are reduced by unvested benefits forfeited by terminated employees.

Participant Accounts

The Plan maintains a separate account for each participant to record such participant's interest in each of the Plan's investments attributable to participant and matching contributions made by the Company and earnings or losses thereon. Earnings and dividends attributable to investments held in participants' accounts are credited to the participants' accounts.

Vesting

Participant contributions and the earnings thereon are always 100% vested. Until the participant completes five years of service, matching contributions vest at the rate of 20% per year of service; thereafter, matching contributions are 100% vested. Matching contributions for participants at Computational Systems Inc. and Thunderline Z become fully vested upon the completion of three years of service. Matching contributions for participants at Daniel Industries are immediately 100% vested. All accounts become fully vested upon attainment of age 55, death, total and permanent disability or termination of the Plan.

Investment Options

Participants designate, in increments of 1%, the percentage of their total contribution to be invested in any of the Plan's investment funds.

The Emerson Stock Fund invests in the Company's common stock. The Stable Value Fund consists mainly of investment contracts or similar investments issued by insurance companies, banks and similar financial institutions. The Bond Index Fund and PIMCO Total Return Institutional Fund invest in a diversified portfolio of fixed income securities. The S&P 500 Index Fund, U.S. Large Cap Stock Fund, Fidelity Magellan Fund, Dodge & Cox Stock Fund, Putnam Equity Income Fund, Fidelity Blue Chip Growth Fund, Putnam Voyager Fund, Russell 2000 Index Fund, Hotchkiss & Wiley Mid Cap Value Fund, Putnam Vista Fund, Legg Mason Value Fund, Artisan Mid Cap Fund and International Stock Fund invest primarily in common stocks. The Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and the Fidelity Freedom 2040 Fund invest primarily in stock, bond and money market mutual funds.

On November 1, 2004, the balance of the Fidelity Low-Priced Stock Fund was transferred to the Hotchkiss and Wiley Mid Cap Value Fund.

All funds may invest in cash equivalents as temporary investments and to maintain liquidity. Participants may change their investment options at any time. Participants may (subject to certain restrictions on transfers into or out of the Emerson Stock Fund by the Company's executive officers) transfer, in 1% increments, all or part of an existing account balance in a fund among the other investment funds to the extent permitted by the underlying investment contracts. Transfers may be made up to six times per quarter.

Participant Loans

Participants can borrow from the Plan at a rate of 1% over the prime rate published in the Wall Street Journal. Interest rates on loans outstanding at September 30, 2006, vary between 4.0% and 11.5%, depending on date of issue. The loans are secured by the balance in the participant's account. The term of the loans is generally between one and four years. Participants can borrow the lesser of 50% of the vested account balance or $50,000, reduced by the highest outstanding balance in the prior 12 months.

Benefit Payments

Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $100, deferred until as late as age 70 ½, at which time required minimum distributions will begin.

A participant who is actively employed by the Company may withdraw all or a portion of his after-tax contributions, vested matching contributions that have been in the Plan at least two years and amounts transferred or rolled over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59 ½, all contributions in the Plan can be withdrawn.

A participant who is actively employed can withdraw, subject to penalty as defined under the Plan, after-tax contributions which were matched and that have been in the Plan less than two years. A participant who makes a withdrawal subject to penalty cannot contribute to the Plan or receive matching contributions made on his behalf for a period of six months after the effective date of such a withdrawal. Participants may resume contributions after the expiration of the six-month period.

A participant who is actively employed may request, subject to approval, a withdrawal of all or a portion of his pre-tax contributions upon demonstration of substantial financial hardship.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Operating Expenses

The Company has the option of paying all expenses or charging them to the Plan participants. The Company has paid all expenses incidental to the operation and management of the Plan for the periods presented, except brokerage commissions paid for the purchase and sale of the Company's common stock in the Emerson Stock Fund, investment management fees and expenses charged directly against the other investment funds.

Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 2001, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Additional Plan amendments have been made which were not covered by the tax determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(4) TRANSFERS TO OR FROM OTHER PLANS

During 2006, the following significant net asset transfers into the Plan occurred: $17,085,276 from the FKI 401(k) Retirements Savings Plan for Non-Union Employees, $15,323,118 from the Tescom Corporation Employees' Retirement Savings Plan and $4,525,154 from the Saftronics Inc. 401(k) Profit Sharing Plan.

During 2006, $5,301,969 of net assets was transferred out of the Plan to the Alliance Compressors Savings Plan.

During 2005, the following significant net asset transfers into the Plan occurred: $104,793,192 from the Liebert Corporation Profit Sharing Plan and $3,275,793 from the Clive Samuels and Associates 401K Savings Plan.

In 2006 and 2005, certain participants transferred to or from other Company or third-party benefit plans. This occurs when an individual or a Company division or subsidiary transfers from one Company benefit plan to another, or when a Company division or subsidiary is divested.

(5) RELATED PARTIES

Certain Plan investments are shares of mutual funds and common collective trusts that are managed by Putnam Investments LLC and Mercer Fiduciary Trust Co. through September 30, 2006. Putnam Fiduciary Trust Co. was the trustee, as defined by the Plan, through December 31, 2004. Additionally, Plan investment options include shares of Emerson Electric Co. common stock. Emerson Electric Co. is the plan sponsor as defined by the Plan. These transactions qualify as party-in-interest transactions and are allowable under ERISA regulations.

(6) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	September 30,	
	2006	2005
Net assets available for benefits per the financial statements	$ 1,776,791,944	1,565,622,111
Less participant loans deemed distributed	(1,571,636)	(1,106,090)
Less amounts allocated to withdrawing participants	(678,908)	(1,704,495)
Net assets available for benefits per Form 5500	$ 1,774,541,400	1,562,811,526

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Years Ended September 30,	
	2006	2005
Benefits paid to participants per the financial statements	$ 118,449,265	94,265,268
Add participant loans deemed distributed at end of year	1,571,636	1,106,090
Less participant loans deemed distributed at beginning of year	(1,106,090)	-
Add amounts allocated to withdrawing participants at end of year	678,908	1,704,495
Less amounts allocated to withdrawing participants at beginning of year	(1,704,495)	(774,951)
Benefits paid to participants per the Form 5500	$ 117,889,224	96,300,902

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30, 2006 and 2005, respectively, but not paid as of that date.

(7) MASTER TRUST

Certain Plan investments are held in the Emerson Electric Co. Master Trust (Master Trust), which holds commingled investments of the Plan and certain other Company-sponsored defined contribution plans. The Master Trust holds the Plan's investments in the following funds: Stable Value Fund, S&P 500 Index Fund, Bond Index Fund, Russell 2000 Index Fund and U.S. Large Cap Stock Fund. The Plan's other investments are held in the Employee Savings Investment Plan Trust. Each participating plan's interest in the funds of the Master Trust is based upon participant account balances. At September 30, 2006 and 2005, the Plan's interest in the net assets of the Master Trust was approximately 74%. Investment income and expenses relating to the Master Trust are allocated to the Plan based upon balances invested in the Master Trust.

The Plan's investments in the Master Trust are stated at fair value except for the contracts with insurance companies, which are stated at contract value because they are fully benefit responsive. Contract value, which approximates fair value, represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. The weighted average yield for contracts with insurance companies was approximately 4.7% and 5.0% in 2006 and 2005, respectively. The weighted average interest rate for contracts with insurance companies was 4.8% at September 30, 2006 and 2005. The fair value of the common stock and mutual funds is based on quoted market prices. The cost of investments held under the Plan is determined using the average cost method of accounting.

The following table presents the fair values of investments in the Master Trust:

	September 30,	
	2006	2005
Investments at fair value:		
Interest-bearing cash	$ 42,600,910	56,711,258
Contracts with insurance companies	438,730,889	379,579,584
Common/commingled trust funds	558,558,640	554,019,373
	$ 1,039,890,439	990,310,215
Plan's share of investments in the Master Trust	$ 772,239,940	734,973,206

Investment income of the Master Trust is as follows:

	Years Ended September 30,	
	2006	2005
Investment income:		
Net appreciation of common/commingled trust funds	$ 41,337,216	44,731,851
Interest	26,251,064	23,472,456
	$ 67,588,280	68,204,307
Plan's share of investment income of the Master Trust	$ 51,186,659	52,887,498

(8) INVESTMENTS

As of September 30, 2006 and 2005, the following investments, in addition to the Plan's interest in the Master Trust, were in excess of 5% of net assets available for benefits:

		2006	2005
Investments:			
Emerson Common Stock Fund (non-participant directed)	$	387,893,223	338,429,978
Hotchkiss & Wiley Mid Cap Value Fund	$	94,908,904	83,879,322

(9) NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the Company matching contributions is invested in the Emerson Common Stock Fund (the Fund). Effective October 1, 2004, the Plan was amended to allow participants to transfer Company matching contributions to another fund prior to vesting.

Information about net assets and changes in net assets relating to the Fund is as follows:

	September 30,	
	2006	2005
Net assets:		
Emerson Electric Co. common stock	$ 388,380,789	339,102,494

		Years Ended September 30,	
		2006	2005
Changes in net assets:			
Emerson Electric Co. common stock realized gain	$	23,671,058	13,773,913
Unrealized appreciation		33,698,318	35,098,684
Dividend		8,201,103	7,828,689
Transfers to other funds		(24,988,899)	(37,651,137)
Loan repayments		2,592,322	2,390,550
Transfers from other plans		(1,909,561)	10,487,720
Participant contributions		10,726,783	9,871,531
Rollover contributions		347,447	520,325
Employer contributions, net of forfeitures of $365,683 and $235,215 in 2006 and 2005, respectively		18,451,915	19,294,697
Benefits paid to participants		(21,512,191)	(18,496,613)
	$	49,278,295	43,118,359

(10) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(11) PUTNAM

Putnam and Mercer are owned by Marsh & McLennan Companies (MMC). Putnam is subject to various regulatory investigations and civil suits relating to, among other things, brokerage allocations practices, reimbursement arrangements and allegations that management and distribution fees paid by certain Putnam funds were excessive. In addition, on February 1, 2007, MMC announced the sale of Putnam to a unit of Power Financial Corp.

Numerous lawsuits have been commenced against MMC or one or more of its subsidiaries relating to "bid-rigging" and fraudulent business practices, several putative class actions, an action by the State of Connecticut, shareholder derivative suits, criminal actions involving former MMC employees, and other matters, including a suit by Emerson against an MMC unit whose business is unrelated to Putnam and Mercer or the services Putnam and Mercer provide to the Plan.

Although it is not possible to determine the outcome of these matters, the Plan sponsor does not believe the resolution of these matters will have a material impact on the Plan.

(12) SUBSEQUENT EVENTS

On October 1, 2006, $16,134,828 of net assets from the Numatics, Incorporated Hourly Employees Savings Plan was transferred into the Plan.

On November 16, 2006, $5,452,934 of net assets were transferred out of the Plan due to Emerson's divestiture of Buehler.

On January 1, 2007, $8,649,424 and $57,087,758 of the net assets from ISE Profit Sharing Retirement Plan and Artesyn Thrift Plan, respectively, were transferred into the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by: Richard J. Schlueter

Richard J. Schlueter, on behalf of the Management Review Committee

Date: February 6, 2007

EMERSON EMPLOYEE SAVINGS INVESTMENT PLAN
Schedule H, line 4i -- Schedule of Assets (Held At End of Year)
September 30, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date	(d) Cost *	(e) Current value
**	Emerson Stock Fund	Employer securities - common shares	$ 286,309,718	$ 387,893,223
***	Emerson Electric Co. Master Trust	Interest in a master trust		772,239,940
	International Stock Fund	Separately managed fund		71,964,802
	Loan Fund	Participant loans - interest rates 4.0% to 11.5%		27,594,255
***	Pending Account	Noninterest-bearing cash		4,626,044
	Artisan Mid Cap Fund	Mutual fund		23,880,137
	Dodge & Cox Stock Fund	Mutual fund		88,808,812
	Fidelity Blue Chip Growth Fund	Mutual fund		30,539,085
	Fidelity Freedom 2010 Fund	Mutual fund		16,597,587
	Fidelity Freedom 2020 Fund	Mutual fund		32,574,395
	Fidelity Freedom 2030 Fund	Mutual fund		23,141,800
	Fidelity Freedom 2040 Fund	Mutual fund		10,954,474
	Fidelity Freedom Income Fund	Mutual fund		3,077,569
	Fidelity Magellan Fund	Mutual fund		28,529,805
	Hotchkiss & Wiley Mid Cap Value Fund	Mutual fund		94,908,904
	Legg Mason Value Fund	Mutual fund		14,477,657
	PIMCO Total Return Institutional Fund	Mutual fund		34,917,896
***	Putnam Equity Income Fund	Mutual fund		28,309,032
***	Putnam Vista Fund	Mutual fund		67,034,168
***	Putnam Voyager Fund	Mutual fund		12,191,467
	Total Investments			$ 1,774,261,052

* Amounts are excluded in accordance with IRS form 5500 instructions Schedule H, line 4i, for all participant-directed assets.

** Emerson Electric Co. qualifies as a party-in-interest.

*** Plan investments are shares of mutual funds and other investments managed by parties related to the Putnam Fiduciary Trust Company, which qualifies as a party-in-interest.

See accompanying report of independent registered public accounting firm.

Exhibit 2

EMERSON EMPLOYEE SAVINGS INVESTMENT PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended September 30, 2006

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4(a)	(e) Total that constitute nonexempt prohibited transactions	(f) Lost Interest
Emerson	Plan sponsor	2006 employee deferrals and loan repayments not deposited to the Plan in a timely manner.	$ 47,060	$0	$6,722

It was noted that there were unintentional delays by Emerson in submitting 2006 employee deferrals in the amount of $ 47,060 to the trustee. In 2006, the Company reimbursed the Plan for lost interest in the amount of $6,722.

See accompanying report of independent registered public accounting firm.

KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.:

We consent to the incorporation by reference in the registration statement No. 33-118591 on Form S-8 of Emerson Electric Co. of our report dated February 5, 2007, with respect to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended September 30, 2006 and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2006, which report appears in the September 30, 2006 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

KPMG LLP

St. Louis, Missouri
February 6, 2007

END